October 8, 2024

Anuradha Subramanian
Chief Financial Officer
Bumble Inc.
1105 West 41st Street
Austin, TX 78756

       Re: Bumble Inc.
           Form 10-K for the fiscal year ended December 31, 2023
           File No. 001-40054
Dear Anuradha Subramanian:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Business Combination, page 67

1. You state on page 84 that you perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value and the result of that assessment determines whether you perform a quantitative impairment test. Please revise to clarify which assessment(s) was performed. If you performed a quantitative impairment test, tell us the percentage by which the estimated fair value exceeded the carrying value for each reporting unit. If a reporting unit is at risk of impairment, disclose the percentage by which the fair value exceeded the carrying value and describe any potential events and/or changes in circumstances, such as a decrease in your market capitalization, that would reasonably be expected to negatively affect any key assumptions. If you determined that the fair value substantially exceeded the carrying value of your reporting units, please disclose that fact.
 October 8, 2024
Page 2

Notes to Consolidated Financial Statements
Note 18. Segment and Geographic Information, page 112

2. Please revise to separately disclose the amount of revenue attributable to the United
       States, your country of domicile. Refer to ASC 280-10-50-41.
Note 19 - Commitments and Contingencies, page 115

3. We note that as of December 31, 2023 and 2022, you have determined provisions of
       $65.8 million and $20.5 million, respectively, reflect your best estimate of any probable future obligation for your litigations. We further note your reference to not being able to predict the outcome or liability related to the various matters. Please revise such disclosure to clarify whether you believe there is at least a reasonable possibility that a loss or an additional loss in excess of amounts already accrued may have been incurred for these or any matters, and if so, disclose an estimate of such loss or range of loss or state that such estimate of possible losses cannot be made.
       Refer to ASC 450-20-50-3.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Melissa Kindelan at 202-551-3564 or Kathleen Collins at 202-551-
3499 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Elizabeth Monteleone